

Mail Stop 4631

June 3, 2009

Via U.S. mail and facsimile

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive; Suite 500
Houston, TX 77054

> **RE:** **Form 10-K for the fiscal year ended June 30, 2008**
> **File No. 001-34269**

Dear Mr. Tusa:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Risk Factors, page 5

2. Please revise your risk factors section so that each subcaption adequately describes
    the risks you are discussing. For example, the subcaption "operating history" does
    not adequately explain how your operating history is considered a risk. Please also
    revise your disclosures to more fully describe both the potential positive and negative
    implications of each risk factor. For example, you disclose on page 7 that you have
    not yet decided if and when to incur additional capital expenditures needed to meet
    the amended EPA Clean Air Act. It is unclear which risk this discussion is intended
    to address and it is also unclear how a decision not to incur these additional
    expenditures could negatively impact your business. Refer to Item 503(c) of
    Regulation S-K.

Legal Proceedings, page 8

3. Regardless of your beliefs as to the merit of Mr. Pierce's claims against you, please
    revise your filing both here and on page F-15 to disclose whether you believe a loss in
    this case is remote, possible, or probable. If it is reasonably possible that a loss may
    have been incurred, please disclose the estimated possible loss or range of loss or
    state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

4. You have capitalized $107,000 of software programming costs and $263,000 of new
    system software and implementation costs during the period ended June 30, 2008.
    Please revise your property and equipment accounting policy footnote on page F-8 to
    explain your accounting policies for computer software and hardware. Please tell us,
    in detail, how you considered the provisions of SOP 98-2 and EITF 00-2 in
    determining that it was appropriate to capitalize these costs.

Disposal Facility, page 15

5. Please revise your filing to disclose the implications that the autoclave technology
    will have on your traditional incineration business. Your disclosure should clarify the
    circumstances under which you would use the autoclave technology as compared to
    traditional incineration. Please clarify if autoclaving meets the amended EPA Clean
    Air Act requirements and if you expect to replace your traditional incineration
    equipment with the autoclaving technology.

Quarterly Results of Operations (Unaudited), page 16

6. You have voluntarily chosen to present a table of quarterly operating results even though Item 302(c) of Regulation S-K indicates this table is not required for smaller reporting companies. It appears the your third and fourth quarter results for the fiscal years ended June 30, 2007 and 2008 may have been negatively impacted by unusual or infrequently occurring items. To the extent that you chose to continue to present this table in future filings, please consider describing the effect of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

Critical Accounting Policies, page 16

7. Please consider revising your filing to provide more robust disclosure of the key assumptions used by management to determine the portion of transportation and incineration element revenue to be recognized at point of sale for container systems that are not expected to be returned. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the amount of revenue you recognize each period may assist readers by providing greater transparency.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

8. Please revise your revenue recognition accounting policy disclosures on page F-9 to differentiate between the activities that give rise to your product revenues separate from the activities that give rise to environmental and other service revenue. Please also consider presenting cost of products sold separately from cost of environmental and other services provided, rather than combining them into a single line item as you do in your current presentation.

9. Please revise to provide the disclosures required by paragraph 40 of SFAS 128 for each period in which an income statement is presented. Please also disclose how you treat restricted stock for purposes of your diluted EPS calculation.

10. Please revise your accounting policy footnote to disclose the types of items in cost of revenues and sales, general, and administrative expenses. Please also indicate if you include an allocation of your depreciation and amortization in cost of revenues. If you do not include depreciation or amortization in your cost of revenues, please revise your description of cost of revenues on the face of your statements of income

and elsewhere throughout the filing to read somewhat as follows: "Cost of revenues (exclusive of depreciation and amortization shown separately below)." In future filings (including filings on Form 8-K), please also remove any references to gross profit or gross profit margin if you do not include a portion of your depreciation and amortization in cost of revenues. See SAB Topic 11:B.

Note 4 – Notes Payable and Long-Term Debt, page F-12

11. You disclose that the maturity date of your Line of Credit Facility is March 27, 2009. Your Form 10-Qs filed subsequent to June 30, 2008 do not appear to provide any indication that the maturity date of your Credit Agreement and Line of Credit Facility with JPMorgan Chase Bank have been extended. Please tell us and revise your filings to describe any amendments to the maturity date of your Credit Agreement and Line of Credit Facility as well as any other significant terms. To the extent that these agreements have not been amended to extend the maturity date, please revise your filing to describe in detail what other sources of liquidity you have available to meet your working capital needs and the terms or implications associated with using these sources of liquidity.

Note 5 – Income Taxes, page F-12

12. Your reconciliation of the statutory tax rate to the effective tax rate for the year ended June 30, 2008 has an adjustment called "other" for 21.2%. Please revise to break this adjustment out into smaller components so that users are able to more clearly understand the nature of this adjustment. Please also revise to disclose when your net operating loss carryforwards expire. Your current disclosure indicates that they will begin to expire in 2009 but does not indicate the ultimate expiration date.

Note 8 – Commitments and Contingencies, page F-15

13. Please revise to disclose the duration of your contractual obligation to purchase a minimum of $600,000 per year of IV Pole products from Drive Medical.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

14. Please address the above comments in your interim filings as well.

15. In light of your Form 8-A12B filed on March 23, 2009, please revise the cover page on your 1934 Act documents going forward to reflect the new file number of 001-34269.

Note 8 – Earnings Per Share, page 8

16. You have provided the reconciliation required by paragraph 40 of SFAS 128 for the nine months ended March 31, 2009 and 2008. However, these disclosures should be provided for each period in which an income statement is presented. Therefore, please revise to also provide a reconciliation for the three months ended March 31, 2009 and 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Prospects for the Future, page 13

17. In light of the current economic environment, it appears you should provide a more robust discussion of how the downturn in the overall economy could impact you and management's plans to address this impact. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

18. Please revise to more fully explain the products and services to be provided under your $40 million contract with an agency of the United States Government. Please also explain what "program maintenance" represents and how your revenue recognition policies for this contract differ from the policies described on page 7. It is unclear to us how you will earn and recognize program maintenance revenues under this contract.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief